[Letterhead of Stepp & Beauchamp LLP]

September 18, 2000

FILED ON EDGAR
CONFIRMATION VIA FACSIMILE 202.942.9528

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention: Patti Dennis

     Re:  Civic Equities Corporation
          Registration Statement on Form 10-SB
          Filed July 24, 2000
          File No. 0-31115

Dear Ms. Dennis:

Please be advised that this law firm represents Civic Equities Corporation, a Delaware corporation ("Company") in certain corporate matters. The Company is in receipt of your comment letter dated July 27, 2000. In that letter, you stated that the Company's financial statements filed with its Registration Statement on Form 10-SB ("Form 10-SB") are not compliant with Item 310 of Regulation SB. After considering your comments, the Company has made the decision to withdraw its Form 10-SB rather than allow its Form 10-SB to become effective in a defective form.

Specifically, the Company has retained auditors who are in the process of preparing audited financial statements compliant with Item 310 of Regulation SB. Unfortunately, the financial statements will not be completed before the expiration of the 60-day period. As such, the Company hereby requests that the Securities and Exchange Commission withdraw its Form 10-SB. In this regard, please find attached the letter from the Company requesting withdrawal of the Form 10-SB.

Of course, if you should require any additional information or have any questions or comments regarding the aforementioned, please do not hesitate to contact the undersigned at 949.660.9700. Thank you.

Sincerely,

STEPP & BEAUCHAMP LLP

    /s/ Deron M. Colby
    --------------------
By: Deron M. Colby

Enclosure

                   [Letterhead of Civic Equities Corporation]

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention: Patti Dennis

     Re:  Civic Equities Corporation
          Registration Statement on Form 10-SB
          Filed July 24, 2000
          File No. 0-31115

Dear Ms. Dennis:

The Company respectfully requests that the Securities and Exchange Commission grant the Company's request for immediate withdrawel of its Registration Statement on Form 10-SB.

Dated: September 14th, 2000

                                   Civic Equities Corporation
                                   A Delaware Corporation


                                   By: /s/ John Whalen
                                       ----------------------
                                       John Whalen

                                   Its: President